Baker & McKenzie Letterhead


July 15, 2005
VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jill S. Davis
RE: Gold Reserve Inc.
    Form 20-F, Filed April 1, 2005
    File No. 001-31819

Ladies and Gentlemen:

On behalf of our client, Gold Reserve Inc. (the "Company"), set forth below is the further response of the Company to the comments contained in the Staff's letter to Mr. Robert A. McGuinness, Vice President - Finance & Chief Financial Officer, dated June 14, 2005, regarding the Company's Form 20-F filed April 1, 2005. The Company's previous responses to these and related comments were set forth in letters filed with the Securities and Exchange Commission (the "Commission") on April 20, April 27, June 20, and June 24, 2005. For ease of reference, the comments have been repeated below, with the response set forth underneath. In addition, attached hereto for your consideration is an amended and restated Form 20-F/A (the "Form 20-F/A"), marked to show proposed changes, which Form 20-F/A the Company proposes to file upon approval from the Staff. Various of the responses to comments below reference such changes in the Form 20-F/A.

Form 20-F for the year ended December 31, 2004


Note 11. Differences Between Canadian and U.S. GAAP, page 57


1. We have reviewed your responses to prior comment 1. Based on the information provided in your response we are unable to agree with your conclusions. We note that:


no amounts were expensed for exploration activities through the periods ended December 31, 2004;

under your accounting policy for Canadian GAAP, as noted on page 49, "exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability";

you do not identify any differences in your accounting for exploration costs between Canadian and US GAAP in your reconciliation footnote beginning on page 57; and,

as of the year ended December 31, 2004 it is unclear that you had designated proven and probable reserves for US GAAP, as defined by the Commission's Industry Guide 7, which can be found on our website at:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Accordingly, it appears that you were in the exploration stage through the periods ended December 31, 2004 and all costs incurred related to acquired and potential properties represent exploration costs and under US GAAP, are expensed as incurred. Please revise your US GAAP reconciliation to account for exploration costs as an expense as incurred.

Further to our previous discussions and written responses, the Company notes the following:

As to the specific issue of capitalizing costs of acquiring unproven mining properties, pursuant to the guidance contained in EITF 04-3 Mining Assets:
Impairment and Business Combinations, the Company believes that the approximately $11 million related to acquisition costs of the Brisas project are properly capitalized and the continued classification as an asset on the Company's Balance Sheet is supported by the considerable work performed on the Brisas project.

As to the issue of capitalizing costs related to the exploration and development of the Brisas project, the Company believes that it has a reasonable basis for the continued capitalization of costs related to the Brisas project. Prior to the early 1990s it was generally accepted practice to capitalize the costs in question. Thereafter, the Commission revised certain aspects of its position regarding capitalization of exploration costs, but allowed companies such as Gold Reserve, which had historically capitalized pre-proven and probable expenditures to continue to do so. Sometime thereafter it appears the Commission revised its position on the "grandfathering" provisions and advised issuers they could no longer carry these costs on the balance sheet.

In 1998 as part of the Staff's review of a proposed reorganization plan, the Company had extensive discussions with the Staff regarding reserves as well as related issues regarding the expensing or capitalization of the Company's exploration costs. As to issues raised by the Staff at the time of the Reorganization, including with respect to the capitalization of acquisition and exploration costs, the Company understood these issues had been resolved in 1998 as part of its move to Canada at the time final comments were cleared and the Registration Statement on Form S-4 was permitted to go effective.

It is the Company's position that the Commission concurred with its request in the second to last paragraph in the attached November 17, 1998 letter that "no changes be made to existing accounting policy and its US GAAP financial statements." The Company takes this view, in part, since following discussions with the Company and review of related correspondence, the Staff did not request that the Company take the alternative accounting position noted in the last paragraph of the letter.

Based in part on the facts described above, the results of its preliminary feasibility study in 1998 and especially the results of the final feasibility study in January 2005, the Company believes it has proven and probable reserves for purposes of the Commission's Industry Guide 7 and a reasonable basis for continuing to carry the costs associated with the development of the Brisas project on it balance sheet,

Finally, as requested by Ms. Davis, attached is a summary of annual exploration and development costs since inception.

Engineering Comments


General


2. We note that in several locations in this document you disclose that reserves are calculated in accordance with N.I. 43-101. Please disclose your reserves according to Industry Guide 7. If you chose to disclose your reserves the meet the requirements of N.I. 43-101, please do so and reconcile the two estimates. Please remove any references to the SME standards.

The Company believes that its reserves as set forth in its originally filed Form 20-F conform to the reserve disclosure requirements under Industry Guide 7, subject only to the clarification in the Form 20-F/A as to definitions which differ in certain respects between N.I. 43-101 and Industry Guide 7. References to SME have been deleted as reflected in the draft Form 20-F/A.

3. Please revise your disclosure in your use of the term "development" to reflect the fact that under Industry Guide 7, the term "development" applies only after you have designated reserves based on bankable feasibility. Eliminate other uses of the term "development."

The Company considers itself to be in the development stage pursuant to N.I. 43-101 and, as a result of the fact that the Company received a final feasibility study in early 2005, also considers itself to be in the development stage pursuant to Industry Guide 7. However, to the extent the word "development" is used to describe the status or stage of the project, the requested change has been made as reflected in the draft Form 20-F/A attached hereto.

4. Please minimize duplication of disclosure throughout document.

We have streamlined disclosure where possible without having to make wholesale, non-substantive changes to the originally filed Form 20-F, as reflected in the draft Form 20-F/A attached hereto.

Recent Developments, page 4
---------------------------

5. In your discussion of certain Venezuelan taxes and import duties, please expand your discussion as to why these taxes and duties are not included in your cost estimate. Wherever, this disclosure in made in the document, revise accordingly.

Costs of certain Venezuelan value added taxes and import duties are not currently included in the initial cost of the project because Venezuelan law provides for exoneration of or an exemption from paying such taxes. The requested clarifying changes have been made to the draft Form 20-F/A attached hereto.

6. Please provide a risk factor that addresses the uncertainty of your obtaining financing for your project, particularly in light of political events in Venezuela.

The Company believes such a risk factor already appears under the heading:
"RISK FACTORS - Obtaining funding for project planning, construction and development and related operating activities is essential to the Company's future plans." Related issues are addressed under "RISK FACTORS - Our mining assets are concentrated in Venezuela and our operations could be disrupted."

Information on the Company, page 10
-----------------------------------

Properties, page 11
-------------------

7. Proven and probable reserves are disclosed in your documents. Please forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SECis Industry Guide 7. Also please forward to us the basis for your estimates of resources.

This includes:

Property and geologic maps,

Description of your sampling and assaying procedures,

Drill-hole maps showing drill intercepts,

Representative geologic cross-sections and drill logs,

Description and examples of your cut-off calculation procedures,

Cutoffs used for each category of reserve and resource,

Justifications for the drill hole spacings used at various classification levels,

A detailed description of your procedures for estimating "reserves" and "resources,"

All reserve and/or resource audit reports that were produced for your property in the last three years,

Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses) concerning your property that are needed to establish the existence of reserves as defined in Industry Guide 7.

A detailed permitting and government approval schedule and explanation for the project, particularly identifying the primary construction approval(s) and your current location on that schedule.

Please provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone the Mining Engineer noted below. If possible, provide supplemental information in electronic form using ..pdf files.

The Company provided the requested information on June 20, 2005 in its letter to Mr. Roger Baer and discussed them in various conversations with Mr. Baer most recently on July 6, 2005.

8. Please disclose your reserves in a table, noting metallurgical recovery, metal prices and currency conversion factors in footnotes.

The Company's mineral reserve table (Properties-Mineral Reserve Estimate, page 16 of originally filed 20F) has been revised to include metallurgical recovery rates. Metal prices were provided as previously filed. Currency conversion rates are not included as all amounts are in U.S. Dollars.

9. You disclose that your reserve estimates are based on prices of $400 per ounce and $1.00 per pound, as well as $350 and 90 cents respectively. Please clarify this disclosure. Preferably remove the disclosure about the $400/$1 prices.

The draft Form 20-F/A attached hereto clarifies that the $400 per ounce and $1.00 per pound amounts relate only to the economic model case in the final feasibility study. Mineral reserves are calculated at $350 per ounce gold and $0.90 per pound copper.

10. The term "world class" is a subjective term. Please provide us with objective third party support for your statement or delete it.

We have deleted this term, per your request, as reflected in the draft Form 20-F/A attached hereto.

11. Please provide disclosure as to the after tax rate of return for the project, or provide a detailed assessment as to why you are not disclosing your rate of return and project net present value on an after-tax basis.

The after tax rate of return and net present value have been included in the draft Form 20-F/A.

12. Concerning your disclosure in your "Mineral Resource Estimate" section, your disclosure using non-Commission "resource" estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. Please always disclose your measured and indicated resources separately from your inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

The measured and indicated resources are disclosed separately in a table. The inferred resource is disclosed in a paragraph below the table. The resource disclosure was revised to only include in-place tonnage and grade. A reference to the glossary of terms contained in the appendix has been included to help the reader understand the terminology used therein.

Before the Measured and Indicated Resource table, please insert the following including the indenting and bolding:
Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The legend above has been inserted in the draft Form 20-F/A attached hereto.

Before the Inferred Resource table, please insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

The legend above has been inserted in the draft Form 20-F/A attached hereto.

13. Please remove the metric mineral resources table, and provide disclosure that the disclosed reserves are the part of the mineral resources that are designated as commercially viable. Note that the mineral resources estimate does not represent material that exists in addition to the reserve materials.

The requested changes have been made to the draft Form 20-F/A attached hereto.

Concerning your mineral reserve table, please disclose the metallurgical recoveries expected.

14. The requested changes have been made to the draft Form 20-F/A attached hereto.

Directors, Senior Management and Employees, page 25
----------------------------------

15. Please disclose:

Relevant professional training or technical credentials in the exploration, development and operations of metal mines of all officers and directors, and the names of companies they have worked for, as well as their positions at those companies.

The approximate percent of their time that the officers worked on affairs of your company this last year.

Other significant responsibilities that they currently have with other companies.

If directors or management lack professional or technical credentials related to mineral exploration, mine development or mining, disclose this information.

The Company believes its current disclosure complies with Item 401 of Regulation S-K. As to the various bullets, the Company comments as follows:

Each of senior management has more than 25 years of professional experience in the their respective field. The CEO, President, Senior Vice President,
Vice President-Administration and Vice President-Project Development have extensive experience in the mining industry. A number of the directors has either worked in the mining industry or advised mining clients over the years.

The officers devote their day-to-day time to the business and affairs of the Company.

The officers do not spend a material amount of time on the positions for MGC Ventures, Inc. and Great Basin Energies, Inc. referenced in the Form 20-F or any other company.

The Company believes that its management team and directors as a whole have appropriate mineral exploration, mine development or mining expertise.

Additional Comment

Roger Baer requested pursuant to a telephone call on July 6, 2005 with management that the Company address the status of any set-back or high-wall agreement with the owners of the adjacent property to the north. The Company's response is provided below.

The Company does not currently have a formal set-back or high-wall agreement with the owners of the adjacent property to the north. The Company expects to enter into a formal or informal agreement in the future, however the lack of a formal agreement at this time does not in the Companyis opinion preclude the Company from including the mineralization affected by the joint boundaries in proven and probable reserves.

The mineralization on the Brisas and the Las Cristinas property to the north is contained in a single continuous ore body. The Ministry of Basic Industries and Mining ("MBIAM") has approved the Company's operating plan, which includes extracting the mineralization on the northern boundary of the Brisas property. Approval of the Company's operating plan acknowledges that Gold Reserve, the Venezuela Government or its subcontractor will mine the area between the pits with the extracted ore delivered to the appropriate property owner. The Company has had discussions with the MBIAM where it offered to mine the area and either process the ore and deliver the equivalent value in cash or metals or deliver the mineralized material to a stockpile of their choice.

Unlike in North America, the government owns the mineralization on a property until the concession holder extracts the minerals. Mining laws in Venezuela prohibit permanent structures to be built on known mineralization, prohibits actions by property holders which could negatively impact an adjacent property and requires that all mineralization be rationally exploited. Venezuelan mining laws assume that the mineralization in question will be mined during the life of the project

* * * * *
I would appreciate it if you would please call me at (713) 427-5018 after your review of the above responses. If you are not able to reach me, please ask for Will Davis. Thank you for your attention to this matter.

Very truly yours,

s/ Jonathan Newton


cc: Mr. Robert A. McGuinness

----------------------------------
REVISED SECTIONS OF 20F/A


United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A


ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004


Commission File Number 001-31819

GOLD RESERVE INC.
(Exact name of registrant as specified in its charter)

Yukon Territory, Canada
(Jurisdiction of incorporation)


926 West Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Class A common shares, no par value per share
Preferred Share Purchase Rights
  (Title of each class)

The Toronto Stock Exchange ("TSX")
American Stock Exchange ("AMEX")
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of the registrant's shares outstanding as of December 31, 2004:

Class A common shares, no par value per share: 33,421,708
Equity Units, no par value per share: 658,122

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]

Registrant elected to follow financial statement Item 17.

PAGE 3....


EXPLANATORY NOTE

THIS AMENDMENT NO. 1 TO FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004, HAS BEEN FILED TO AMEND AND RESTATE PORTIONS OF OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 (ORIGINALLY FILED ON APRIL 1,
2004) IN RESPONSE TO COMMENTS WE RECEIVED FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION. CHANGES FROM OUR ORIGINAL FILING ONLY APPEAR IN THE FOLLOWING SECTIONS: PART 1- GENERAL INFORMATION-MINERAL RESERVE ESTIMATES;
PART 1- GENERAL INFORMATION-RECENT DEVELOPMENTS;ITEM 3. KEY INFORMATION-RISK FACTORS; ANDITEM 4. INFORMATION ON THE COMPANY-PROPERTIES-BRISAS PROJECT.

THIS AMENDMENT DOES NOT REFLECT EVENTS OCCURRING AFTER OUR ORIGINAL FILING OF THE FORM 20-F AND DOES NOT MODIFY OR UPDATE THE DISCLOSURE THEREIN IN ANY WAY OTHER THAN AS NECESSARY TO REFLECT THE AMENDMENTS DISCUSSED ABOVE.


PART I
GENERAL INFORMATION
Forward-Looking Statements

The information presented or incorporated by reference in this Annual Report on Form 20-F, including Operating and Financial Review and Prospects in Item 5, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forwardlooking statements, including without limitation, our ability to obtain additional funding for the development of the Brisas Project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project, the risk that actual mineral reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, changes in proposed development plans (including technology used), our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

PAGE 4....
--------------

Mineral Reserve Estimates

With the completion of the bankable feasibility study in early 2005 described below, the Brisas project is an advanced development-stage project. The mineral reserves contained herein have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of such mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7. However,we advise U.S. investors that definitions contained in National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

Recent Developments

In early 2005, Aker Kvaerner Metals, Inc., a subsidiary of the international engineering and construction services group, Aker Kvaerner ("Aker Kvaerner"), and a number of other consultants including Pincock Allen & Holt ("PAH") and Vector Colorado LLC ("Vector"), completed a bankable feasibility study with respect to the construction and operation of the Brisas Project, our primary mining asset. The feasibility study operating plan assumes a large open pit mine and anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years. The operating plan further assumes proven and probable reserves of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne using a gold price of $350 per ounce and a copper price of $0.90 per pound.

Initial costs to put the Brisas Project into production (construction and related development costs) are estimated to be approximately $552 million. The feasibility study economic model assumed an economic base case utilizing $400 per ounce gold and $1.00 per pound copper. At such prices, total cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital would be $263 per ounce of gold. Costs of certain Venezuelan valued added taxes and import duties are not currently included in the initial cost of the project because Venezuelan law provides for exoneration of or an exemption from paying such taxes. We are currently exploring financing options for the Brisas Project and have retained a financial advisor to assist in our efforts. Following completion of environmental studies, receipt of necessary permits and obtaining sufficient funding, construction of the planned facility is expected to take 24-26 months, with commissioning and achievement of commercial production shortly thereafter. Based on the results of the feasibility study, the Company plans to produce gold dorE on-site and ship gold/copper concentrate to an off-site smelter. See Item 4. Information on the Company-Properties.

Currency
All currency is in U.S. Dollars unless otherwise noted.

Glossary
Certain technical terms used herein are defined in the glossary at the end of this Annual Report.

PAGE 5....
--------------

Item 1. Identity of Directors, Senior Management and Advisors - Not Applicable
Item 2. Offer Statistics and Expected Timetable - Not Applicable
Item 3. Key Information

Selected Financial Data

The selected financial data set forth below are derived from the Company's audited financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing in

Item 17 and Operating and Financial Review and Prospects in Item 5. The following selected financial data have been prepared in U.S. Dollars on the basis of accounting principles generally accepted in Canada.

                        2004         2003         2002        2001         2000
--------------------------------------------------------------------------------
(in thousands of U.S. Dollars, except share and per share amounts)
Other income            $900         $770         $703       $1,200        $884
Net loss              (5,483)      (3,707)      (3,008)        (851)     (1,311)
Loss per
common share(1)        (0.19)       (0.15)       (0.13)       (0.04)      (0.06)
Total assets(2)       86,606       67,030       59,843       62,553      63,231
Net Assets -
 Shareholders'
  equity (3)          84,176       65,138       58,412       61,169      61,859
Capital stock        136,908      112,971      102,498      102,266     102,106
Common shares:(4)
 Issued           33,715,795   27,750,258   22,996,158   22,655,122  22,196,242
 Outstanding      33,421,708   27,456,171   22,702,071   21,361,035  21,902,155
Equity Units:(4)
 Issued            1,157,397    1,237,880    1,289,980    1,313,016   1,446,396
 Outstanding         658,122      738,605      790,705      813,741     947,121

1.  Basic and diluted.
2. Total assets prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2004, 2003, 2002, 2001, and 2000 were $89,650, $70,145, $59,884, $62,713, and $63,329, respectively.
3. Total shareholders' equity prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2004, 2003, 2002, 2001, and 2000 was $87,220, $68,253, $58,453, $61,329, and $61,957,
respectively.
4. Great Basin Energies Inc. and MGC Ventures Inc., each consolidated subsidiaries of the Company, own shares of the Company. As a result, the Company has an indirect investment in itself. The shares and equity units held by these entities represent the difference between issued and outstanding shares.

Dividends

We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We may declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

Risk Factors

Obtaining funding for project planning, construction and development and related operating activities is essential to the Company's future plans.

The Board of Directors recently approved the financing and construction of the Brisas Project based on the results of the bankable feasibility study completed in early 2005. The feasibility study contemplates an initial capital investment to put the Brisas Project into production of approximately $552 million. The timing and extent of funding such investment depends on a number of important factors, including the actual timetable of our 2005-2006 development plan, completion of environmental studies, receipt of appropriate permits, the price of gold and copper, results of our efforts to obtain financing, the political and economic conditions in Venezuela, and our share price.

PAGE 6....
--------------

In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities through 2006 (excluding substantial Brisas Project construction activities). These activities are expected to consist of detailed project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas Project, completion of the Brisas Project Environmental and Social Impact Assessment Study, obtaining the required permits (primarily the permits to construct and operate) and identifying suitable funding sources.

Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project, and the Company currently has no definitive proposals or firm commitments to proceed with such financing. Failure to raise the required funds will mean the Company is unable to construct and operate the Brisas Project, which would have a material adverse effect on the Company.

As of March 28, 2005, the Company had approximately $32 million in cash and investments. We currently do not generate revenue from operations and have historically financed operating activities primarily from the sale of common shares or other equity securities.

Risks arising from the bankable feasibility study and construction of the Brisas Project.

The bankable feasibility study was completed to determine the economic viability of the Brisas mineralized deposit. Many factors are involved in the determination of the economic viability of mining a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates, construction, operation, permit and environmental requirements, and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions and the ore and anticipated environmental and regulatory compliance costs.

While the Company is satisfied with the feasibility study, each of these factors involves uncertainties and the making of assumptions and, as a result, the Company cannot give any assurance that the overall feasibility study will prove accurate in preparation, construction and development of the Brisas Project or that any key finding or underlying assumption will not prove to be inaccurate. It is not unusual in new mining operations to experience unexpected problems during development. Costs could increase depending upon a number of factors within and beyond our control. The actual cost and time of placing the Brisas Project into production could differ significantly from estimates contained in the bankable feasibility study. Likewise, if and after the Brisas Project is developed, actual operating results may differ from those anticipated in the feasibility study.

The volatility of the price of gold and copper could have a negative impact upon our current and future operations.

The price of gold and copper has a significant influence on the market price of our common shares and our business activities. Fluctuation in gold and copper prices directly affects, among other things, the overall economic viability of the project, our ability to obtain sufficient financing required to construct the Brisas Project, including the terms of any such financing, and the calculation of reserve estimates. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of March 28, 2005, the closing price for gold and copper was: Gold: $426 per ounce, copper: $1.52 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

YEAR ENDED DECEMBER 31,
                    5 Yr. Avg.   2004    2003    2002    2001    2000
----------------------------------------------------------------------
Gold ($ per ounce)     $  327  $  410  $  363  $  310  $  271  $  279
Copper ($ per pound)   $ 0.88  $ 1.37  $ 0.81  $ 0.71  $ 0.73  $ 0.80


PAGE 8....


Venezuelan environmental laws and regulations

Venezuela maintains environmental laws and regulations for the mining industry that impose significant obligations on companies doing business in the country. The MARN, which administers Venezuelan environmental laws and regulations, proscribes certain mining recovery methods deemed harmful to the environment and monitors mining activities to ensure compliance. Venezuela's environmental legislation provides for the submission and approval of environmental impact statements for certain operations and provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. Insurance covering losses or obligations related to environmental liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis.

Challenges to mineral property titles or contract rights

Acquisition of title or contract rights to mineral properties is a very detailed and time-consuming process under Venezuelan law. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers can often be complex. The Company believes it has clear title and/or rights to all of the properties for which it holds concessions or other contracts and leases. However, the Company does not know whether someone will challenge or impugn title or contract rights to such properties in the future or whether such challenges will be by an individual or a government agency. From 1992 to late 1994 the Company was involved in a lawsuit relating to ownership of the Brisas Project. The Company successfully defended its ownership rights in the Venezuelan courts and subsequently settled the lawsuit for a substantial sum. A claim that the Company does not have title or contract rights to a property could have an adverse impact on the Company's business in the short-term and a successful claim could negatively impact the future results of the Company.

Compliance with other laws and regulations

In addition to protection of the environment, the Company's activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Obtaining the necessary permits is critical to our business. Obtaining and maintaining such permits can be a complex, time consuming process and as a result the Company cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of our operations or material fines, penalties or other liabilities.

Future results depend on the Brisas Project.

The Company has invested over $80 million on the Brisas Project. Any adverse event affecting this property would likely significantly impact the future results of the Company.

Our mineral resource and reserve estimates may vary from estimates in the future.

The mineral resource and reserve estimates have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities.

This report uses the terms "measured," "indicated and "inferred" resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. We believe that the calculation of mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7. However,we advise U.S. investors that definitions contained in National Instrument 43-101differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.U.S. investors are cautioned not to assume that mineralization ("mineral resource") not already categorized as mineral reserves will ever be converted into reserves in the future.

As part of the completion of the bankable feasibility study, PAH reviewed the methods and procedures utilized by the Company at the Brisas Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a bankable feasibility level of study. PAH believes that the Brisas Project has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results and believes that the resulting data can effectively be used in the estimation of mineral resource and reserves.

PAGE 13....
--------------

Based on the results set forth in the study, the operating plan assumes a large open pit mine containing proven and probable reserves of approximately
9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne. The final pit was based on a shape produced by an industry standard pit optimization software using a gold price of $350 per ounce and a copper price of $0.90 per pound. Utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, the study anticipates the Brisas Project will yield an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years.

The bankable feasibility study assumed an economic model base case utilizing $400 per ounce gold and $1.00 per pound copper. At such prices, cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital, would be $263 per ounce of gold. Initial capital costs to construct and place the Brisas Project into production are currently estimated to be approximately $552 million. Tax exonerations or tax payment holidays are available for various taxes including value added taxes ("VAT") and import duty tax on the initial capital costs. Management is in the process of applying for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained.

Construction of the Brisas Project, the start of which is primarily dependant upon obtaining the necessary permits and sufficient funding, is expected to take 24-26 months, with commissioning and achievement of commercial production shortly thereafter. Operating supplies are expected to be purchased primarily in Venezuela and from other South American countries. Power is available from a transmission line that passes within a few kilometers of the project site. The power company has constructed a substation at the Km 88 location for connection to the project. Abundant water is available in the area, with the Brisas Project's fresh water requirements being met by water pumped from the pit dewatering system, and by rainfall recovered in the tailings pond. On-site accommodations will be provided for employees, who will be drawn both from the local area, and from the industrialized area around Puerto Ordaz. Over 2,000 personnel will be needed for the construction of the project and employment will peak at over 900 operating personnel. The mining and processing methods are all based on conventional technology and, at present, no new or unproven technology is expected to be employed.

The following key findings were determined by Aker Kvaerner in its preparation of the feasibility study:

Using a pit shape based on $350/oz gold price and $0.90/lb copper price, PAH has estimated that the Brisas Project deposit contains a proven and probable reserve of 414.6 million tonnes of ore grading 0.69 grams per tonne gold and
0.13 percent copper. The pit design contains waste rock material of 748.3 million tonnes resulting in a 1.8:1 (waste to ore) strip ratio. Total metal contained in the ore is 9.2 million ounces of gold and 1.2 billion pounds of copper,

Brisas is a gold and copper deposit with favorable leverage to gold and copper prices,

The ore-body is very large, predictable and open for further expansion,

The ore-body is relatively simple to mine, although requires special attention to mine dewatering in order to insure mining efficiencies and pit slope stability,

Metallurgy is straightforward with a gravity circuit, flotation to generate a gold-copper concentrate and cyanidation of cleaner tailings,

SGS Lakefield Research confirmed the Brisas Project's gold and copper metallurgical recovery profiles,

Existing infrastructure (including transportation and power transmission) near the Brisas Project minimizes capital and operating costs.

PAGE 14....
--------------
The following are the key assumptions contained in the feasibility study:

Proven        193.2 million tonnes; 0.71 g/t gold and 0.12% copper

Probable      221.3 million tonnes; 0.68 g/t gold and 0.13% copper

Strip ratio (waste: ore)                                    1.81:1

Mine Life (minimum)                                       16 years

Mill throughput               70,000 tonnes per day "Hardrock" ore
                          6,000 tonnes per day "Sulfide" saprolite
                            6,000 tonnes per day "Oxide" saprolite

Plant Metal recoveries                      gold 83%    copper 87%

Net payable Metals                        gold 82.4%  copper 83.0%

Life of Mine Production (payable metals)  gold 7.59 million ounces copper 979 million pounds

Average annual gold production                      486,000 ounces

Average annual copper production                 63 million pounds

Average annual copper concentrate production            124,000 mt

Preliminary Economic Model Results (Pre-Tax)

   Gold price                                       $400 per ounce
   Copper price                                    $1.00 per pound
   Total cash operating cost
      (on site and off site)                   $5.28 per tonne ore
   Initial capital cost                             $552.4 million
   Working capital                                   $39.3 million
   Ongoing capital                                  $132.3 million
   Cash Operating cost *                    $154 per ounce of gold
   Production Taxes                          $13 per ounce of gold
   Total Cash costs *                       $167 per ounce of gold
   Capital Cost Amortization                $ 96 per ounce of gold
   Total Cost                               $263 per ounce of gold

Internal rate of return
   After-Tax                                                 9.1 %
   Project net present value
   After-Tax                                 @ 0%     $711 million
                                             @ 5%     $207 million

Project payback                                          8   years
* Net of copper by product credit

PAGE 15....


Mineral Resource and Reserve  Estimates

PAH reviewed the methods and procedures utilized by the Company at the Brisas Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a bankable feasibility level of study. PAH believes that the Brisas Project has conducted sampling and analysis programs using standard practices, providing generally reasonable results and believes that the resulting data can effectively be used in the estimation of resources and reserves.

PAH calculated the mineral resource and reserve estimates contained herein, most recently in February 2005 in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7. However,we advise U.S. investors that definitions contained in National Instrument 43-101differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

Mineral Resource Estimate

Based on work completed by PAH for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas Project is estimated to contain a measured and indicated mineral resource of 10.97 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). A glossary of terms used herein is contained in the appendix.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves will ever be converted into reserves.

The February 2005 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table and includes the mineral reserve estimate shown in the following section:

(kt=1,000 tonnes)
                   Measured                        Indicated                Measured and Indicated
---------------------------------------------------------------------------------------------------
Au Eq
Cut-off               Au        Cu                    Au        Cu                    Au       Cu
Grade       kt       (gpt)      (%)        kt        (gpt)      (%)        kt        (gpt)     (%)
----------------------------------------------------------------------------------------------------
0.40     217,883     0.700     0.118     284,941     0.662     0.132     502,824     0.678     0.126
====================================================================================================

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

PAGE 16....
--------------

The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 126.5 million tonnes containing 0.65 grams gold per tonne and 0.13 percent copper. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper. The qualified persons involved in the property evaluation and resource and reserve estimates were Raul Borrastero C.P.G., Susan Poos, P.E., Richard Addison, P.E., and Rick Lambert, P.E. of PAH, and Brad Yonaka of Gold Reserve.

Mineral Reserve Estimate

Based on work completed by PAH for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas Project is estimated to contain a proven and probable mineral reserve of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper.

The February 2005 estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:


             Reserve      Au        Cu        Au         Cu        Waste        Total
             tonnes     Grade     Grade     ounces     pounds      tonnes       tonnes     Strip
Class      (thousands)  (gpt)      (%)   (thousands) (millions)  (thousands)  (thousands)  Ratio
------------------------------------------------------------------------------------------------
Proven       193,248     0.71     0.123     4,399        525
Probable     221,315     0.68     0.133     4,808        654
------------------------------------------------------------------------------------------------
Total        414,563     0.69     0.129     9,207      1,179       748,333     1,162,895    1.81
================================================================================================

The reserves disclosed above which are designated as commercially viable are a part of the mineral resources estimate shown in the previous section. Note that the mineral resources estimate does not represent material that exists in addition to the mineral reserve.

The mineral reserve (within a pit design) has been estimated in accordance with CSA National Instrument 43 - 101, which we believe is substantially the same as SEC Industry Guide 7. The mineral reserve was estimated using average recovery rates for gold and copper of 83% and 87% respectively, metal prices of U.S. $350 per ounce gold and U.S. $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne. The qualified persons involved in the property evaluation and resource and reserve estimates were Raul Borrastero C.P.G., Susan Poos, P.E., Richard Addison, P.E., and Rick Lambert, P.E. of PAH, and Brad Yonaka of Gold Reserve.

Brisas Project Work To Date

Over $80 million has been expended on the Brisas Project since inception.These costs include property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration costs. Considerable work has taken place to establish the mineral resource and proven and probable reserves.

Previous activities on the property include:

Extensive geology, geophysics and geochemistry
811 exploration drill holes
Approximately 181,000 meters of drilling
Independent audits of exploration drilling, sampling, assaying procedures and ore reserves methodology
Environmental baseline work/socioeconomic studies
Hydrology studies
Geotechnical studies
Mine planning
Advanced stage grinding and metallurgical testwork
Tailings dam designs
Milling process flow sheet designs
Preliminary feasibility study completed in 1998 and updated in 2000
Submittal and approval of initial operating plan based on the preliminary feasibility study for the Brisas Project by the MIBM
Extraction of a 700 tonne bulk sample from an underground shaft for large scale metallurgical testing

PAGE 20....
--------------

1945 Mining Law Transition Provisions

All concessions acquired by BRISAS under the 1945 Mining Law are governed by the 1999 Mining Law subject to the following provisions: 1) the right to conduct exploitation activities will be limited to the minerals and deposits indicated in the corresponding mining titles and 2) the term of the concession is the one indicated in the corresponding mining titles, which commences from publication thereof in the Official Gazette.

Conversion of CVG Work Contracts into Mining Concessions

The Transitory Provisions included in Title XI of the 1999 Mining Law contemplate the conversion of CVG Work Contracts into mining concessions. In September 2003 a Presidential Decree was enacted that eliminated the authority of CVG to grant new mining contracts for the exploration, development and exploitation of gold and diamonds in the Guayana region. The Decree is a continuation of the policy of the MIBM to centralize the management of mining rights in the Guayana region. The Company has acquired several properties located near the Brisas property pursuant to CVG Work Contracts and has applied to the MIBM in a timely manner for conversion thereof into mining concessions. The MIBM has indicated it expects to act on these conversion applications now that the Imataca issue has been resolved.

Environmental Laws and Regulations

Venezuela's environmental laws and regulations are administered through the MARN. The MARN proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. Construction and production activities require four different permits or approvals from the MIBM and MARN: 1) Permit to Occupy the Territory ("Occupation Permit") from the MARN, 2) Permit to Affect for Exploration from the MARN, 3) Approval of the prescribed operating plan (Feasibility study) by the MIBM and 4) Permit to Affect for Construction and Exploitation from the MARN. Although not consistently applied in the past, regulations state that the MIBM will apply for and obtain the Occupation Permit on behalf of those persons or entities applying for concessions before granting the mining title. Applicants submit an environmental questionnaire to the MIBM, which they in turn submit to the MARN. The production permitting process is initiated by filing the proposed terms of reference which, when approved, serves as the basis for an EIS. The format for the EIS is stipulated in a 1996 law (Decree #1257) and conforms to an international standard.

Other Taxes

Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately U.S.$30,000 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company's subsidiaries include a 15% value added tax on goods and services, a 5% to 20% import duty on mining equipment and a 0.05% tax on certain bank transactions. Upon application, Venezuela offers certain exemptions or exonerations from value added tax and import duties to mining companies. Management is in the process of applying for such exemptions or exoneration, where available.

--------------------------------------------------------
SUMMARY OF CAPITALIZED COSTS BY YEAR AND CATEGORY
--------------------------------------------------------


Category                         2004       2003   2002      2001       2000        1999        1998      Pre 1997        Total
Drilling, Assay, Feasibility  $6,268,330                  $125,807    $115,515    $583,140     $428,481  $14,647,358   $22,168,630
Project Personnel                                          801,519     855,970   1,280,457    1,502,245    6,176,114   $10,616,305
Administrative                                             165,818     184,163     159,900      249,916    2,201,603    $2,961,399
Facilities & Equipment                                     206,780     173,812     233,664      278,847    1,982,789    $2,875,892
Depreciation                                                71,909     105,644     145,205      188,754      681,569    $1,193,082
Interest-Net                                                   (11)      2,439         626      (21,613)     734,080      $715,521
Miscellaneous                                               35,162      59,042      49,730       71,007      288,551      $503,491
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                    $6,268,330                1,406,984   1,496,584   2,452,722    2,697,637   26,712,064   $41,034,321
====================================================================================================================================